UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 14, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED AND DISCLOSEABLE TRANSACTION
AIRCRAFT FINANCE LEASE

On 14 November 2014, the Company entered into the Finance Lease Framework Agreement with CES Lease Company, pursuant to which CES Lease Company agreed to provide finance leasing to the Company in relation to the 14 Aircraft in accordance with the terms and conditions of the Finance Lease Framework Agreement and the relevant implementation agreements.

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Lease Company and the Lessor(s), which are wholly-owned subsidiaries of CES Lease Company, is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Lease exceed 5% but are less than 25%, the Aircraft Finance Lease: (a) is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

A circular containing further information in relation to the Aircraft Finance Lease and other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 15 December 2014 in accordance with Listing Rule 19A.39A, because additional time is required to prepare and finalise the information to be included in the circular.

The principal amount and the interest rate under the Aircraft Finance Lease in relation to the 14 Aircraft are negotiated and determined between the Company and CDB Shanghai. The principal amount of the Aircraft Finance Lease in relation to the 14 Aircraft is 90% of the total consideration for the purchase of the 14 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. In order to further reduce aggregate financing costs, the Company proposes to use a finance lease structure in the PRC domestic bonded zone to introduce the 14 Aircraft, the principal amount and the interest rate remaining unchanged.

The Company invited handling fee quotations for the Aircraft Finance Lease in relation to the 14 Aircraft from domestic finance lease companies. After evaluating the various quotations received from such finance lease companies, the handling fee quotation of CES Lease Company has significant pricing competitive advantages as compared to the handling fee quotations of the other finance lease companies. The total handling fee for the 14 Aircraft shall not exceed RMB40 million. Further, CES Lease Company intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Aircraft Finance Lease. By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company, the Company will reduce its financing costs by approximately USD13 million (equivalent to approximately RMB79.95 million) after deducting the handling fee payable to CES Lease Company. Therefore, the Company eventually selected CES Lease Company to provide finance leasing services to the Company for the introduction of the 14 Aircraft.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company to introduce the 14 Aircraft, CES Lease Company can provide value added tax invoices for the interest payments under the Aircraft Finance Lease to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the handling fee charged by CES Lease Company under the Aircraft Finance Lease is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company's aggregate financing costs in introducing the 14 Aircraft.

The terms and conditions of the Aircraft Finance Lease are agreed after arm's length negotiations between the parties. The Directors (excluding, at present, the independent non-executive Directors) are of the view that the Aircraft Finance Lease is on normal commercial terms, and that the terms of the Aircraft Finance Lease are fair and reasonable and in the interests of the Company and its shareholders as a whole.

BACKGROUND

Reference is made to: (i) the announcement of the Company dated 23 November 2012 in relation to, among others, the purchase of 60 brand new Airbus A320 series aircraft from Airbus SAS; (ii) the announcement of the Company dated 17 October 2011 in relation to, among others, the purchase of 45 brand new Boeing B737 series aircraft from Boeing Company; (iii) the announcement of the Company dated 30 December 2010 in relation to the purchase of 50 brand new Airbus A320 series aircraft from Airbus SAS; (iv) the announcement of the Company dated 30 January 2008 in relation to the purchase of 30 brand new Boeing 737 series aircraft from Boeing Company.

On 14 November 2014, the Company entered into the Finance Lease Framework Agreement with CES Lease Company, pursuant to which CES Lease Company agreed to provide finance leasing to the Company in relation to the 14 Aircraft in accordance with the terms and conditions of the Finance Lease Framework Agreement and the relevant implementation agreements.

THE FINANCE LEASE FRAMEWORK AGREEMENT

The major terms of the Finance Lease Framework Agreement are set out as follows:

Date	:	14 November 2014

Lessor(s)	:	W holly-owned subsidiaries of CES Lease Company to be incorporated for the purpose of the Aircraft Finance Lease

Lessee	:	The Company

Financier	:	CDB Shanghai (i.e. China Development Bank, Shanghai Branch)

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, CDB Shanghai and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft under the Aircraft Finance Lease	:	The 14 Aircraft, comprising a total of six Airbus A319 aircraft, three Boeing B737-700 aircraft and five Boeing B737-800.

The aircraft basic price of the 14 Aircraft in aggregate is approximately USD1,216 million (equivalent to approximately RMB7,478 million) based on the relevant price catalog in 2014.

Lease term	:	10 years, commencing on the Delivery Date of each of the 14 Aircraft.

Principal amount of the Aircraft Finance Lease	:	90% of the total consideration for the purchase of the 14 Aircraft.

Rental fee/Interest payment	:	Under the Aircraft Finance Lease, the applicable interest rate will be 6-month USD LIBOR plus 1% to 3%, which is the same as the interest rate negotiated and determined between the Company and CDB Shanghai.

The rental fee is the repayment of the principal amount and the interest under the Aircraft Finance Lease.

Based on the present LIBOR, for a 120 month lease term, the total amount of the rental fees for the 14 Aircraft payable by the Company to the Lessor(s) is not expected to be more than USD900 million (which is equivalent to approximately RMB5.5 billion).

The rental fee is payable semi-annually in arrears, commencing on the Delivery Date of each of the 14 Aircraft and concluding on the date of the 20th payment for such Aircraft.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with CDB Shanghai. CDB Shanghai maintains strict control and supervision over the said bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the said bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans	:	The principal amount and the interest rate under the Bank Loans are negotiated and determined between the Company and CDB Shanghai.

Under the Aircraft Finance Lease, CDB Shanghai will provide Bank Loans to the Lessor(s), the principal amount of the Bank Loans will be equivalent to the principal amount of the finance lease of the 14 Aircraft. On the Delivery Date of the First Two Aircraft, CDB Shanghai will provide financing to the Company for the purchase of the First Two Aircraft. On the Delivery Date of each of the Remaining 12 Aircraft, CDB Shanghai will pay the loan amount to the Aircraft Manufacturer(s) directly.

The principal amount, interest rate and amounts, and loan term under the Bank Loans are respectively identical to the principal amount, interest rate and amounts, and lease term under the Aircraft Finance Lease.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) are transferred to the Lessor(s), and the 14 Aircraft are mortgaged to CDB Shanghai as security for the Bank Loans.

Handling fee	:	The respective handling fee for each of the 14 Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date. The Lessor(s) are entitled to a total handling fee for the 14 Aircraft of no more than RMB40 million.

Buy-back	:	Upon the expiry of the lease term of each of the 14 Aircraft, the Company is entitled to purchase such Aircraft back from the Lessor(s) at a nominal purchase price of USD100 for such Aircraft.

Effectiveness and conditions	:	The Finance Lease Framework Agreement is effective upon execution by the parties and approval of the Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM.

Other arrangements	:	Pursuant to the relevant agreements between the Company and Airbus SAS, the First Two Aircraft are scheduled to be delivered to the Company in November 2014. The Company will arrange for payment of the aircraft purchase price of the First Two Aircraft to Airbus SAS by bank loans provided by CDB Shanghai. After the approval of the Aircraft Finance Lease by Independent Shareholders at the EGM, the Company will enter into sale and purchase agreements with the Lessor(s) in respect of each of the First Two Aircraft at a consideration of 90% of the aircraft purchase price of the First Two Aircraft between the Company and Airbus SAS. Save as set out above, the terms and conditions of the Aircraft Finance Lease of the First Two Aircraft shall be the same as that of the Remaining 12 Aircraft.

Implementation agreements	:	To implement the Aircraft Finance Lease, separate written agreements will be entered into between the Company, CES Lease Company, the Lessor(s) and CDB Shanghai etc. (as appropriate), including but not limited to:

(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the First Two Aircraft;

(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or CDB Shanghai etc. in respect of each of the Remaining 12 Aircraft;

(iii)	the finance lease agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the 14 Aircraft;

(iv)	the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and CDB Shanghai in respect of each of the 14 Aircraft; and

(v)	the loan agreement to be entered into between the Lessor(s) and CDB Shanghai in respect of each of the 14 Aircraft,

the terms of which are in all material respects consistent with the binding principles, guidelines, terms and conditions contained in the Finance Lease Framework Agreement.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Lease Company is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

CDB Shanghai is principally engaged in banking services.

REASONS FOR ENTERING INTO THE AIRCRAFT FINANCE LEASE AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The principal amount and the interest rate under the Aircraft Finance Lease in relation to the 14 Aircraft are negotiated and determined between the Company and CDB Shanghai. The principal amount of the Aircraft Finance Lease in relation to the 14 Aircraft is 90% of the total consideration for the purchase of the 14 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. In order to further reduce aggregate financing costs, the Company proposes to use a finance lease structure in the PRC domestic bonded zone to introduce the 14 Aircraft, the principal amount and the interest rate remaining unchanged.

The Company invited handling fee quotations for the Aircraft Finance Lease in relation to the 14 Aircraft from domestic finance lease companies. After evaluating the various quotations received from such finance lease companies, the handling fee quotation of CES Lease Company has significant pricing competitive advantages as compared to the handling fee quotations of the other finance lease companies. The total handling fee for the 14 Aircraft shall not exceed RMB40 million. Further, CES Lease Company intends to incorporate wholly- owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Aircraft Finance Lease. By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company, the Company will reduce its financing costs by approximately USD13 million (equivalent to approximately RMB79.95 million) after deducting the handling fee payable to CES Lease Company. Therefore, the Company eventually selected CES Lease Company to provide finance leasing services to the Company for the introduction of the 14 Aircraft.

By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company to introduce the 14 Aircraft, CES Lease Company can provide value added tax invoices for the interest payments under the Aircraft Finance Lease to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the handling fee charged by CES Lease Company under the Aircraft Finance Lease is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing the 14 Aircraft.

The terms and conditions of the Aircraft Finance Lease are agreed after arm’s length negotiations between the parties. The Directors (excluding, at present, the independent non- executive Directors) are of the view that the Aircraft Finance Lease is on normal commercial terms, and that the terms of the Aircraft Finance Lease are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

CES Lease Company is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Lease Company and the Lessor(s), which are wholly-owned subsidiaries of CES Lease Company, is thus a connected person of the Company. Therefore, the Aircraft Finance Lease constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Aircraft Finance Lease exceed 5% but are less than 25%, the Aircraft Finance Lease: (a) is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The resolutions regarding the Aircraft Finance Lease had been passed by the Board on 14 November 2014. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Aircraft Finance Lease. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Aircraft Finance Lease. Save as aforesaid, none of the Directors has any material interests in the Aircraft Finance Lease.

GENERAL

CEA Holding and its associates will abstain from voting on the ordinary resolutions approving the Aircraft Finance Lease at the EGM.

The Independent Board Committee will be formed to advise the Independent Shareholders in respect of the transactions under the Aircraft Finance Lease. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to the Aircraft Finance Lease and other related matters under the Listing Rules, will be issued by the Company and despatched to its shareholders no later than 15 December 2014 in accordance with Listing Rule 19A.39A, because additional time is required to prepare and finalise the information to be included in the circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“14 Aircraft”	means the 14 brand new aircraft, comprising:

(i)	five Airbus A319 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 23 November 2012 entered into between the Company and Airbus SAS;

(ii)	one Airbus A319 aircraft (as a type of A320 series aircraft) purchased by the Company under the aircraft purchase agreement dated 30 December 2010 entered into between the Company and Airbus SAS;

(iii)	t w o Boeing B737-800 aircraft purchased by the Company under the aircraft purchase agreement dated 17 October 2011 entered into between the Company and Boeing Company;

(iv)	one Boeing B737-800 aircraft and one Boeing B737- 700 aircraft purchased by the Company under the aircraft purchase agreements dated 30 January 2008 entered into between the Company and Boeing Company; and

(v)	two Boeing B737-800 aircraft and two Boeing B737- 700 aircraft purchased by Shanghai Airlines from Boeing Company before the absorption of Shanghai Airlines by the Company,

pursuant to the respective aircraft purchase agreements, the 14 Aircraft are scheduled to be delivered to the Company in stages from November 2014 to the first half of 2015, and details of which are set out in the announcements of the Company dated 23 November 2012, 17 October 2011, 30 December 2010 and 30 January 2008 respectively;

“Aircraft Finance Lease”	means the finance lease of the 14 Aircraft pursuant to the Finance Lease Framework Agreement;

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;

“associate”	has the meaning as defined in the Listing Rules;

“Bank Loans”	means the loans provided by CDB Shanghai to the Lessor(s) or the Company under the Aircraft Finance Lease;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CDB Shanghai”	means China Development Bank, Shanghai Branch;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“CES Lease Company”	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東 航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公 司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange) as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Delivery Date”	means the respective delivery dates under the Aircraft Finance Lease:

(i)	in respect of the First Two Aircraft, the respective dates on which the Company delivers the First Two Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the First Two Aircraft (and on the same day, the Lessor(s) shall deliver the First Two Aircraft to the Company); and

(ii)	in respect of the Remaining 12 Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Remaining 12 Aircraft to the Lessor(s), pursuant to: (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s), in relation to the Remaining 12 Aircraft (and on the same day, the Lessor(s) shall deliver the Remaining 12 Aircraft to the Company);

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Finance Lease Framework Agreement and the transactions contemplated thereunder;

“Finance Lease Framework Agreement”	means the Finance Lease Framework Agreement entered into between the Company and CES Lease Company, pursuant to which CES Lease Company agreed to provide finance leasing to the Company in relation to the 14 Aircraft in accordance with the terms and conditions of the Finance Lease Framework Agreement and the relevant implementation agreements;

“First Two Aircraft”	means two of the 14 Aircraft (i.e. two Airbus A319 aircraft), which are scheduled to be delivered to the Company in November 2014;

“Group”	means the Company and its subsidiaries;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;

“Independent Board Committee”	means the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Aircraft Finance Leasing;

“Lessor(s)”	means wholly-owned subsidiaries of CES Lease Company to be incorporated by CES Lease Company in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Aircraft Finance Lease;

“LIBOR”	means London Interbank Offered Rate;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), which became a wholly-owned subsidiary of the Company by absorption, details of which are set out in the announcement of the Company dated 28 January 2010;

“Remaining 12 Aircraft”	means the remaining 12 Aircraft, other than the First Two Aircraft;

“rental fee”	means the principal sum repayments and interest payments under the Aircraft Finance Lease;

“RMB”	means renminbi, the lawful currency of the PRC;

“Shareholders”	means the shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.15 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC
14 November 2014

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